UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2026

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As previously disclosed on the Report on Form 6-K furnished by CN Energy Group. Inc. (the “Company”) on November 9, 2026, on November 3, 2026, Jian Chen notified the Company of her resignation from the board of directors of the Company (the “Board”) and all committees of the Board on which she served, effective November 3, 2026.

On November 9, 2026, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Mr. Ming Yi, an existing independent director of the Company, to serve as a member of each of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board, effective November 9, 2026, to fill the vacancies on those committees resulting from Ms. Chen's resignation.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292319), as amended, and into the prospectus forming a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: November 13, 2026	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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